March 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:Matthew Crispino

Jan Woo

Laura Veator

Stephen Krikorian

Re:	Cricut, Inc. Registration Statement on Form S-1

(File No. 333-253134)

Acceleration Request
Requested Date:Wednesday, March 24, 2021
Requested Time:4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cricut, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-253134) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rezwan D. Pavri at (650) 565-3574.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

[Signature page follows]

Sincerely,

CRICUT, INC.

/s/ Martin F. Petersen____________

Martin F. Petersen

Chief Financial Officer

cc:Ashish Arora, Cricut, Inc.

Martin F. Petersen, Cricut, Inc.

Donald B. Olsen, Cricut, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Rezawn D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C

Richard C. Blake, Wilson Sonsini Goodrich & Rosati, P.C.

Jeffrey A. Chapman, Gibson, Dunn & Crutcher, LLP

Stewart L. McDowell, Gibson, Dunn & Crutcher LLP